SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )1

Paneltech International Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

69841H 100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  69841H 100

1	NAMES OF REPORTING PERSONS Collins Timber Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 8,179,657
EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,179,657
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,179,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.  69841H 100

1	NAMES OF REPORTING PERSONS Robert Wade Mosby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER 0
EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  69841H 100

Item 1(a).	Name of issuer: Paneltech International Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of issuer's principal executive offices: 2999 John Stevens Way Hoquiam, WA 98550

Item 2(a).	Name of person filing
Item 2(b).	Address of principal business office or, if none, residence
Item 2(c).
Citizenship

Collins Timber Company LLC
1618 S.W. First Avenue, Suite 500
Portland, OR  97201
Organized under the laws of the State of Oregon

Robert Wade Mosby
c/o Paneltech International Holdings, Inc.
2999 John Stevens Way
Hoquiam, WA 98550
Citizenship:  USA

Item 2(d).	Title of class of securities: Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.: 69841H 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.  69841H 100

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership

(a)
Amount beneficially owned:

As of the date hereof, Collins Timber Company LLC beneficially owned 8,179,657 shares of Common Stock.

Mr. Mosby is on the Board of Directors of the Issuer and is a Senior Vice President of Collins Pine Company, which owns approximately 64% of the Collins Timber Company LLC. Mr. Mosby does not exercise any voting or dispositive power over the 8,179,657 shares of the Issuer's common stock owned by Collins Timber Company LLC.

(b)
Percent of class:

As of the date hereof, Collins Timber Company LLC owns 15.0% of the outstanding shares of Common Stock and Mr. Mosby owns 0% of the outstanding shares of Common Stock.  These percentages are calculated based on 54,481,022 shares of Common Stock outstanding as reported in the Issuer’s annual report on Form 10-K for the annual period ended December 31, 2010, filed with the Securities and Exchange Commission on April 15, 2011.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of See Cover Pages Items 5-9.

CUSIP No.  69841H 100

(iv)	Shared power to dispose or to direct the disposition of See Cover Pages Items 5-9.

Item 5.
Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No.  69841H 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2011

COLLINS TIMBER COMPANY LLC

By:	/s/ Marilyn R. Hendrick
Marilyn R. Hendrick, Vice President-Finance and Chief Financial Officer

/s/ R. Wade Mosby
R. WADE MOSBY

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated June 24, 2011 with respect to the shares of common stock, par value $0.0001 per share, of Paneltech International Holdings, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Dated: June 24, 2011

COLLINS TIMBER COMPANY LLC

By:	/s/ Marilyn R. Hendrick
Marilyn R. Hendrick, Vice President-Finance and Chief Financial Officer

/s/ R. Wade Mosby
R. WADE MOSBY